MANAGEMENT'S DISCUSSION AND ANALYSIS    Exhibit 99.1

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and nine months ended September 30, 2026 and forward-looking information (see "About Forward-Looking Information") about future periods. This MD&A should be read in conjunction with our Third Quarter 2026 Interim Condensed Consolidated Financial Statements (Third Quarter 2026 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2025 Annual MD&A; our 2025 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Corporate Overview", and "Delivering on our Priorities" in our 2025 Annual MD&A.

References to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023 (see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements). References to the MLSE Transaction are to our acquisition of BCE Inc.'s (Bell) indirect 37.5% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) on July 1, 2025 (see "MLSE Transaction" in our 2025 Annual MD&A and our 2025 Annual Audited Consolidated Financial Statements). References to the MLSE minority interest acquisition are to our acquisition of the remaining 25% interest in MLSE from Kilmer Sports Inc., which was completed on October 1, 2026 (see "Update on sports and entertainment assets"). References to the "network transaction" are to our sale of a non-controlling interest in Backhaul Network Services Inc. (BNSI), a Canadian subsidiary of Rogers that owns a minor part of our wireless network (see "Subsidiary Equity Investment" in our 2025 Annual MD&A and our 2025 Annual Audited Consolidated Financial Statements).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at October 22, 2026 and was approved by RCI's Board of Directors (the Board) on that date.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2026, first quarter refers to the three months ended March 31, 2026, second quarter refers to the three months ended June 30, 2026, and year to date refers to the nine months ended September 30, 2026, unless the context indicates otherwise. All results commentary is in descending order of magnitude and is compared to the equivalent period in 2025 or as at December 31, 2025, as applicable, unless otherwise indicated.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2026 Comcast. Rogers trademarks in this MD&A are owned or used under licence by Rogers Communications Inc. or an affiliate. This MD&A may also include trademarks of other third parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2026 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, sports team ownership, television and radio broadcasting, specialty channels, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and MLSE. Effective July 2025, TSC was transferred from the Media reportable segment to Corporate Items, consistent with changes

Rogers Communications Inc.	1	Third Quarter 2026

to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

Where to find it

2	Strategic Highlights	29	Commitments and Contractual Obligations
3	Quarterly Financial Highlights	29	Regulatory Developments
4	Summary of Consolidated Financial Results	30	Updates to Risks and Uncertainties
5	Results of our Reportable Segments	31	Material Accounting Policies and Estimates
11	Review of Consolidated Performance	32	Financial Guidance
14	Managing our Liquidity and Financial Resources	32	Key Performance Indicators
21	Overview of Financial Position	33	Non-GAAP and Other Financial Measures
22	Financial Condition	37	Other Information
25	Financial Risk Management	39	About Forward-Looking Information

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Expanded our 5G/5G+ network nationally, including in New Brunswick and Quebec.
•Completed 350 new wireless sites and upgraded 300 existing sites as part of the $300 million Eastern Ontario Regional Network Cell Gap Project.
•Leveraged Rogers Satellite capabilities to offer free Rogers Satellite to all Rogers wireless customers in British Columbia during the state of emergency caused by wildfires.

Deliver easy to use, reliable products and services
•Added exclusive Sportsnet+ content, including Monday Night Hockey, for Rogers Xfinity customers at no additional cost.
•Introduced new wireless product lineups from Apple and Samsung Galaxy.
•Carried 510 terabytes of mobile data on our 5G+ network at stadiums and fan zones in Toronto and Vancouver on FIFA World Cup match days.

Be the first choice for Canadians
•Drew an American League-leading over 3.3 million fans to Toronto Blue Jays games at the Rogers Centre this season - more than 97% of capacity, the club's best attendance since 2016, and third-highest in the MLB.
•Earned the number-one ranking for Rogers radio stations among adults aged 25-53 in Toronto, Edmonton, and Vancouver, as reported by Numeris.

Be a strong national company investing in Canada
•Signed an agreement with Kilmer Sports Inc. to acquire its remaining 25% stake in MLSE on October 1.
•Donated $1 million to Alberta children's charities through the Rogers Charity Classic.
•Renewed Mobi by Rogers through 2029 with Vancouver Bike Share to connect riders across the city.

Be the growth leader in our industry
•Grew total service revenue by 1% and adjusted EBITDA by 1%.
•Generated strong free cash flow1 of $1,370 million and cash flow from operating activities of $1,658 million.

Update on sports and entertainment assets
On October 1, 2026, we completed the MLSE minority interest acquisition for $4.35 billion in cash, which we funded through short-term credit facilities (see "Managing our Liquidity and Financial Resources" for more information). Upon completing this transaction, we have obtained a 100% ownership interest in MLSE.

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, including Scotiabank Arena. MLSE also holds interests in certain entities that are complementary to its sports and events businesses. On completion of the MLSE minority interest acquisition, MLSE became a wholly owned subsidiary of Rogers, further enhancing our sports and entertainment portfolio, which also includes the Toronto Blue Jays, Rogers Centre, and Sportsnet.

1 Free cash flow is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure.

Rogers Communications Inc.	2	Third Quarter 2026

We are pursuing the sale of a minority interest in our consolidated sports, media, and entertainment assets (Rogers Sports) to third-party investors by the first half of 2027, the proceeds from which we expect to use to repay debt and further improve our balance sheet. We remain committed to unlocking what we view as significant unrecognized value in our sports assets.

Quarterly Financial Highlights

Revenue
Total revenue increased by 2% and total service revenue increased by 1% this quarter, primarily as a result of revenue growth in Media.

Wireless service revenue decreased by 1% this quarter primarily as a result of the decline in mobile phone ARPU due to the cumulative impact of competitive intensity and lower fee revenue as a result of the Canadian Radio-television and Telecommunications Commission's (CRTC) decision prohibiting certain fees (see "Regulatory Developments" for more information), partially offset by the year-to-date cumulative addition of new customers. Wireless equipment revenue increased by 9%, primarily as a result of a continued shift in the product mix towards higher-value devices, higher device upgrades by existing customers, and disciplined pricing.

Cable service revenue this quarter was in line with the prior year as the impact of retail Internet subscriber growth and base management activities was offset by declines in our Home Phone and Video subscriber bases. Our customer-facing data centre business, which we sold in late 2025, reflected approximately 1% of Cable service revenue in the prior year.

Media revenue increased by 9% this quarter, primarily as a result of higher sports revenue and subscriber revenue from the Warner Bros. Discovery suite of channels, partially offset by lower advertising revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 1% this quarter, driven by EBITDA growth across all our businesses, and our adjusted EBITDA margin decreased by 40 basis points.

Wireless adjusted EBITDA increased by 1%, primarily as a result of higher equipment margins. This gave rise to an adjusted EBITDA margin of 68%, up 130 basis points.

Cable adjusted EBITDA increased by 1% as a result of various efficiency initiatives. This gave rise to an adjusted EBITDA margin of 59%, up 40 basis points. Our customer-facing data centre business, which we sold in late 2025, reflected approximately 0.5% of Cable adjusted EBITDA in the prior year.

Media adjusted EBITDA increased by 12%, primarily due to the flow-through impact of the aforementioned revenue impacts and associated costs.

Net income and adjusted net income
Adjusted net income decreased by 3% this quarter, primarily as a result of higher finance costs, partially offset by higher adjusted EBITDA. Net income decreased by $5,273 million this quarter as it was also impacted by a $5 billion non-cash gain in the prior year to recognize our existing 37.5% interest in MLSE at fair value, which was required as a result of the MLSE Transaction, and the $151 million gain on the redemption of long-term debt in the prior year.

Cash flow, available liquidity, and returns to shareholders
This quarter, we generated cash provided by operating activities of $1,658 million (2025 - $1,515 million), which increased as a result of lower income taxes paid, and free cash flow of $1,370 million (2025 - $829 million), which increased as a result of lower capital expenditures, higher adjusted EBITDA, and lower cash income taxes, partially offset by distributions to non-controlling interests. Our free cash flow generation is expected to further strengthen our balance sheet over time through accelerated repayment of debt.

As at September 30, 2026, we had $8.3 billion of available liquidity2 (December 31, 2025 - $5.9 billion), reflecting $3.2 billion in cash and cash equivalents and $5.1 billion available under our bank and other credit facilities. In September 2026, we issued three tranches of subordinated notes and received net proceeds of $2.0 billion from the issuance. We intend to use the proceeds to redeem our $2.0 billion subordinated notes due 2081 in December 2026 on their first at-par redemption date (see "Managing our Liquidity and Financial Resources"). The $4.35 billion of credit facilities we entered into in September 2026 (see "Managing our Liquidity and Financial Resources") are not included in available liquidity as they were drawn in full on October 1, 2026 to fund the MLSE minority interest acquisition (see "Update on sports and entertainment assets").
2 Available liquidity and debt leverage ratio are capital management measures. See "Non-GAAP and Other Financial Measures" and "Financial Condition" for more information about these measures.

Rogers Communications Inc.	3	Third Quarter 2026

Our debt leverage ratio2 was 3.7 as at September 30, 2026 (December 31, 2025 - 4.0, which reflects the combined results of Rogers including MLSE for the period from the MLSE Transaction closing date (July 1, 2025) to December 31, 2025, and standalone Rogers results prior to July 2025 in trailing 12-month adjusted EBITDA). See "Financial Condition" for more information.

We also returned $270 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on October 22, 2026.

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2026	2025	% Chg		2026	2025	% Chg

Revenue
Wireless	2,688	2,661	1		7,819	7,745	1
Cable	1,987	1,981	—		5,919	5,884	1
Media	821	753	9		2,964	2,052	44
Corporate items and intercompany eliminations	(53)	(47)	13		(162)	(141)	15
Revenue	5,443	5,348	2		16,540	15,540	6
Total service revenue [1]	4,780	4,739	1		14,747	13,854	6

Adjusted EBITDA
Wireless	1,383	1,374	1		4,019	3,990	1
Cable	1,164	1,153	1		3,444	3,408	1
Media	84	75	12		153	20	n/m
Corporate items and intercompany eliminations	(96)	(87)	10		(275)	(287)	(4)
Adjusted EBITDA [2]	2,535	2,515	1		7,341	7,131	3
Adjusted EBITDA margin [2]	46.6%	47.0%	(0.4	pts)	44.4%	45.9%	(1.5	pts)

Net income [3]:	495	5,768	(91)		312	6,196	(95)
Net income attributable to RCI shareholders	482	5,714	(92)		194	6,151	(97)
Earnings per share attributable to RCI shareholders [3]:
Basic	$0.89	$10.58	(92)		$0.36	$11.41	(97)
Diluted	$0.88	$10.54	(92)		$0.33	$11.38	(97)

Adjusted net income [2]	701	726	(3)		1,884	1,901	(1)
Adjusted net income attributable to RCI shareholders [2]	704	740	(5)		1,894	1,903	—
Adjusted earnings per share attributable to RCI shareholders [2]:
Basic	$1.30	$1.37	(5)		$3.51	$3.53	(1)
Diluted	$1.29	$1.37	(6)		$3.46	$3.52	(2)

Capital expenditures	524	964	(46)		2,027	2,773	(27)
Cash provided by operating activities	1,658	1,515	9		4,670	4,407	6
Free cash flow	1,370	829	65		3,128	2,340	34
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share attributable to RCI shareholders are non-GAAP ratios. Adjusted net income and adjusted net income attributable to RCI shareholders (a component of adjusted basic and adjusted diluted earnings per share attributable to RCI shareholders) are non-GAAP financial measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.
3    Net income and earnings per share for the three and nine months ended September 30, 2025 include a $40 million reduction to the gain on revaluation of our investment in MLSE in the third quarter of 2025 as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.

Rogers Communications Inc.	4	Third Quarter 2026

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2026	2025	% Chg		2026	2025	% Chg

Revenue
Service revenue from external customers	1,996	2,029	(2)		5,947	6,004	(1)
Service revenue from internal customers	37	30	23		107	80	34
Service revenue	2,033	2,059	(1)		6,054	6,084	—
Equipment revenue from external customers	655	602	9		1,765	1,661	6
Revenue	2,688	2,661	1		7,819	7,745	1

Operating costs
Cost of equipment	579	569	2		1,623	1,605	1
Other operating costs	726	718	1		2,177	2,150	1
Operating costs	1,305	1,287	1		3,800	3,755	1

Adjusted EBITDA	1,383	1,374	1		4,019	3,990	1

Adjusted EBITDA margin [1]	68.0%	66.7%	1.3	pts	66.4%	65.6%	0.8	pts
Capital expenditures	171	367	(53)		638	1,139	(44)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn and mobile phone ARPU)	2026	2025	Chg		2026	2025	Chg

Postpaid mobile phone
Gross additions	347	385	(38)		1,109	1,084	25
Net additions	6	62	(56)		56	108	(52)
Total postpaid mobile phone subscribers [2]	11,051	10,961	90		11,051	10,961	90
Churn (monthly)	1.03%	0.99%	0.04	pts	1.06%	1.00%	0.06	pts
Prepaid mobile phone
Gross additions	186	149	37		534	416	118
Net additions	11	49	(38)		34	98	(64)
Total prepaid mobile phone subscribers [2]	1,234	1,205	29		1,234	1,205	29
Churn (monthly)	4.77%	2.86%	1.91	pts	4.60%	3.14%	1.46	pts
Mobile phone ARPU (monthly) [3]	$55.22	$56.70	($1.48)		$55.05	$56.40	($1.35)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 1% decrease in service revenue this quarter was a result of the decline in mobile phone ARPU due to the cumulative impact of competitive intensity and lower fee revenue as a result of the CRTC's decision prohibiting certain fees (see "Regulatory Developments" for more information), partially offset by the year-to-date cumulative addition of new customers. Service revenue year to date was in line with the prior year.

The decreases in postpaid gross and net additions this quarter, and net additions year to date, were primarily a result of promotional discipline and lower overall market activity in Canada.

The increase in postpaid gross additions year to date was a result of the highly promotional and competitive Canadian market activity in the first quarter.

Rogers Communications Inc.	5	Third Quarter 2026

Equipment revenue
The 9% increase in equipment revenue this quarter and 6% increase year to date were primarily a result of:
•a continued shift in the product mix towards higher-value devices;
•higher device upgrades by existing customers; and
•disciplined pricing; partially offset by
•a decrease in new subscribers purchasing devices.

Operating costs
Cost of equipment
The 2% increase in the cost of equipment this quarter and 1% increase year to date were a result of the equipment revenue changes discussed above.

Other operating costs
The 1% increases in other operating costs this quarter and year to date were a result of higher commissions and higher costs related to Rogers Satellite.

Adjusted EBITDA
The 1% increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	6	Third Quarter 2026

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2026	2025	% Chg		2026	2025	% Chg

Revenue
Service revenue from external customers	1,961	1,957	—		5,835	5,808	—
Service revenue from internal customers	18	17	6		56	51	10
Service revenue	1,979	1,974	—		5,891	5,859	1
Equipment revenue from external customers	8	7	14		28	25	12
Revenue	1,987	1,981	—		5,919	5,884	1

Operating costs	823	828	(1)		2,475	2,476	—

Adjusted EBITDA	1,164	1,153	1		3,444	3,408	1

Adjusted EBITDA margin	58.6%	58.2%	0.4	pts	58.2%	57.9%	0.3	pts
Capital expenditures	315	477	(34)		1,090	1,327	(18)

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2026	2025	Chg		2026	2025	Chg

Homes passed [2]	10,683	10,438	245		10,683	10,438	245
Customer relationships
Net (losses) additions	(2)	20	(22)		4	40	(36)
Total customer relationships [2]	4,860	4,845	15		4,860	4,845	15
ARPA (monthly) [3]	$135.72	$136.05	($0.33)		$134.80	$136.47	($1.67)

Penetration [2]	45.5%	46.4%	(0.9	pts)	45.5%	46.4%	(0.9	pts)

Retail Internet
Net additions	10	29	(19)		34	78	(44)
Total retail Internet subscribers [2]	4,531	4,475	56		4,531	4,475	56
Video
Net losses	(35)	(36)	1		(89)	(93)	4
Total Video subscribers [2]	2,414	2,524	(110)		2,414	2,524	(110)
Home Monitoring
Net additions	5	7	(2)		10	15	(5)
Total Home Monitoring subscribers [2]	163	148	15		163	148	15
Home Phone
Net losses	(26)	(31)	5		(82)	(86)	4
Total Home Phone subscribers [2]	1,307	1,421	(114)		1,307	1,421	(114)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
Service revenue this quarter was in line with the prior year. The 1% increase year to date was a result of:
•retail Internet subscriber growth; and
•base management activities, including adjustments to subscriber rates and bundled service offerings; partially offset by
•declines in our Home Phone and Video subscriber bases.

Our customer-facing data centre business, which we sold in late 2025, reflected approximately 1% of Cable service revenue in the prior year.

Rogers Communications Inc.	7	Third Quarter 2026

Operating costs
The 1% decrease in operating costs this quarter was a result of:
•ongoing efficiency and productivity initiatives; partially offset by
•increased licensing rights associated with changes to our bundled service offerings.

Operating costs for the year to date were stable.

Adjusted EBITDA
The 1% increases in adjusted EBITDA this quarter and year to date were a result of the service revenue and expense changes discussed above. Our customer-facing data centre business, which we sold in late 2025, reflected approximately 0.5% of Cable adjusted EBITDA in the prior year.

Rogers Communications Inc.	8	Third Quarter 2026

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2026	2025	% Chg		2026	2025	% Chg

Revenue from external customers	750	678	11		2,741	1,820	51
Revenue from internal customers	71	75	(5)		223	232	(4)
Revenue	821	753	9		2,964	2,052	44

Operating costs	737	678	9		2,811	2,032	38

Adjusted EBITDA	84	75	12		153	20	n/m

Adjusted EBITDA margin	10.2%	10.0%	0.2	pts	5.2%	1.0%	4.2	pts
Capital expenditures	46	75	(39)		165	136	21

Revenue
The 9% increase in revenue this quarter was a result of:
•higher sports revenue, including:
•higher game day attendance at the Toronto Blue Jays;
•the NHL regular season beginning in September this year; and
•higher sports league and other revenue related to other sporting events held at our venues;
•higher advertising revenue on Sportsnet; and
•higher subscriber revenue from the Warner Bros. Discovery suite of channels; partially offset by
•lower advertising revenue as a result of ongoing softness in non-sports media advertising.

The 44% increase in revenue year to date was primarily a result of the consolidation of MLSE beginning in the second half of 2025, which contributed $0.79 billion in revenue in the first and second quarters of 2026. Excluding the consolidation of MLSE, organic revenue growth was 6% year to date as a result of higher game day attendance at the Toronto Blue Jays and higher subscriber revenue from the Warner Bros. Discovery suite of channels, partially offset by lower advertising revenue.

Operating costs
The 9% increase in operating costs this quarter was a result of:
•higher player salaries and related costs at the Toronto Blue Jays and the Toronto Maple Leafs, including as a result of the NHL regular season beginning in September this year; and
•higher programming costs.

The 38% increase year to date was primarily a result of the consolidation of MLSE beginning in the second half of 2025, which contributed $0.64 billion in costs in the first and second quarters of 2026. Excluding the consolidation of MLSE, the organic increase in operating costs was 7% year to date and primarily reflects higher player salaries and other game day costs at the Toronto Blue Jays and higher programming costs.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	Third Quarter 2026

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2026	2025	% Chg		2026	2025	% Chg

Wireless	171	367	(53)		638	1,139	(44)
Cable	315	477	(34)		1,090	1,327	(18)
Media	46	75	(39)		165	136	21
Corporate	(8)	45	(118)		134	171	(22)

Capital expenditures [1]	524	964	(46)		2,027	2,773	(27)

Capital intensity [2]	9.6%	18.0%	(8.4	pts)	12.3%	17.8%	(5.5	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

We continue to (i) expand the reach and capacity of our 5G network across the country and (ii) invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network as we expand our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities. These investments are expected to strengthen network resilience and stability and help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects. In April 2026, we updated our 2026 capital expenditure guidance range (see "Financial Guidance") as a direct reflection of the ongoing impacts from heightened competitive intensity and recent regulatory decisions. Our strategic priorities remain unchanged and our current capital expenditure guidance range continues to support these priorities. We expect to achieve our guidance range through (i) ongoing investments progressing at a slower pace, (ii) the deferral, cancellation, or sale of certain projects, and (iii) lower capital costs for projects, most predominantly affecting Wireless and Cable.

Wireless
In addition to the above, the decreases in capital expenditures in Wireless this quarter and year to date were due to the impact of $133 million and $223 million (2025 - $13 million and $13 million), respectively, of proceeds received on the sale of certain network assets, which reduced capital expenditures. We continued to expand and enhance our wireless network through investments in network development and 5G deployment. We are actively deploying advanced spectrum assets, including the ongoing rollout of 3500 MHz spectrum and 3800 MHz spectrum. These investments build on our existing 5G infrastructure in the 600 MHz spectrum band, enabling greater speed, lower latency, and improved reliability for customers across urban and rural areas.

Cable
In addition to the above, the decreases in capital expenditures in Cable this quarter and year to date were a result of customers increasingly choosing to self-install new products. We also sold certain cable network assets for $86 million and $132 million (2025 - nil and $47 million) this quarter and year to date, respectively, the proceeds from which reduced capital expenditures. The sold assets were associated with under-construction rural fibre network projects we have deprioritized in the current environment. We are growing our network through expanded fibre deployments to increase our FTTH distribution and to extend our service footprint. At the same time, we are enhancing our network by upgrading our DOCSIS 3.1 platform as we transition to DOCSIS 4.0 to improve network resilience, stability, and capacity while delivering faster speeds. As part of this upgrade, we are rolling out mid-split technology (which has a greater number of frequencies than older technology and also allocates a greater number of frequencies to uploading data) in Ontario and Eastern Canada, significantly increasing upload speeds. These advancements leverage the latest technologies to provide greater bandwidth, improved performance, and an enhanced customer experience as we advance our connected home roadmap.

Media
The decrease in capital expenditures in Media this quarter was a result of lower modernization costs at Scotiabank Arena as construction nears completion. The increase year to date reflects higher costs in the first half of the year related to the continued modernization of Rogers Centre and Scotiabank Arena.

Corporate
The decreases in capital expenditures in Corporate this quarter and year to date primarily reflect the impact of $55 million (2025 - nil and $5 million) of proceeds received on the sale of certain real estate (land and building) assets.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of the revenue growth and capital expenditure changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2026

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Adjusted EBITDA	2,535	2,515	1	7,341	7,131	3
Deduct (add):
Depreciation and amortization	1,202	1,230	(2)	3,617	3,580	1
Restructuring, acquisition and other	104	51	104	364	416	(13)
Finance costs	623	252	147	1,631	1,459	12
Gain on disposition of assets	(67)	—	—	(97)	—	—
Other (income) expense [1]	(22)	(4,998)	(100)	993	(5,005)	n/m
Income tax expense	200	212	(6)	521	485	7

Net income	495	5,768	(91)	312	6,196	(95)
1    Other income for the three and nine months ended September 30, 2025 includes a $40 million reduction to the gain on revaluation of our investment in MLSE in the third quarter of 2025 as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Depreciation of property, plant and equipment	927	971	(5)	2,815	2,835	(1)
Depreciation of right-of-use assets	140	117	20	384	328	17
Amortization	135	142	(5)	418	417	—

Total depreciation and amortization	1,202	1,230	(2)	3,617	3,580	1

Restructuring, acquisition and other

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025

Restructuring, acquisition and other excluding Shaw Transaction integration-related costs	97	35	342	338
Shaw Transaction integration-related costs	7	16	22	78

Total restructuring, acquisition and other	104	51	364	416

The restructuring, acquisition and other costs excluding Shaw Transaction integration-related costs in the third quarter and year to date in 2025 and 2026 primarily include severance and other departure-related costs associated with the targeted restructuring of our employee base, specifically including $120 million arising from a voluntary departure program in the second quarter of 2026. Year to date in 2026, we also incurred costs associated with certain litigation.

In 2025, the third quarter costs also included expenses related to closing the MLSE Transaction and real estate rationalization programs. Year to date in 2025, the costs also included expenses directly related to completing the network transaction and an unfavourable regulatory decision related to retransmission of distant signals.

The Shaw Transaction integration-related costs in 2025 and 2026 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	11	Third Quarter 2026

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Interest on borrowings, net [1]	497	481	3	1,481	1,480	—
Interest on lease liabilities	42	37	14	122	109	12
Interest on post-employment benefits	(2)	(1)	100	(5)	(4)	25
Gain on redemption of long-term debt [2]	—	(151)	(100)	—	(151)	(100)
(Gain) loss on foreign exchange	(7)	43	n/m	30	(43)	n/m
Change in fair value of derivative instruments	4	(62)	n/m	(31)	10	n/m
Change in fair value of subsidiary equity derivative instruments [3]	38	(134)	n/m	(83)	(41)	102
Capitalized interest	(8)	(7)	14	(22)	(24)	(8)
Deferred transaction costs and other	59	46	28	139	123	13

Total finance costs	623	252	147	1,631	1,459	12
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the net gain on the redemption of long-term debt purchased in the third quarter of 2025 (see "Managing our Liquidity and Financial Resources" for more information).
3    Reflects the change in fair value of derivatives entered into related to the network transaction (see "Financial Risk Management" for more information). This amount is removed from the calculation of adjusted net income and adjusted net income attributable to RCI shareholders (see below).

Other (income) expense
The other expense year to date primarily reflects a $1,034 million non-cash loss to recognize the change in the fair value of the MLSE put liability from $3.3 billion to $4.35 billion as at June 30, 2026, as a result of the July 2026 agreement to complete the MLSE minority interest acquisition (see "Update on sports and entertainment assets"). In 2025, the other income primarily reflected a $5 billion non-cash gain to recognize our interest in MLSE at fair value, which was required as a result of the MLSE Transaction.

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2026	2025	2026	2025

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
Income before income tax expense	695	5,980	833	6,681

Computed income tax expense	182	1,567	218	1,751
Increase (decrease) in income tax expense resulting from:
Non-taxable gain on revaluation of MLSE investment	—	(1,304)	—	(1,304)
Non-(taxable) deductible stock-based compensation	(2)	7	(6)	6
Non-taxable portion of equity income	—	(4)	(3)	(3)
Non-deductible loss on revaluation of MLSE put liability	—	—	274	—
Non-deductible (taxable) portion of capital losses (gains)	10	(31)	—	13
Unrealized capital losses for which no deferred tax asset is recognized	13	4	32	49
Recognition of previously unrecognized capital loss carryforwards	—	(10)	—	(10)
Other items	(3)	(17)	6	(17)

Total income tax expense	200	212	521	485

Effective income tax rate	28.8%	3.5%	62.5%	7.3%
Cash income taxes paid	48	234	414	548

Cash income taxes paid decreased this quarter and year to date due to timing of installments.

Rogers Communications Inc.	12	Third Quarter 2026

Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2026	2025	% Chg	2026	2025	% Chg

Net income	495	5,768	(91)	312	6,196	(95)
Net income attributable to RCI shareholders	482	5,714	(92)	194	6,151	(97)
Basic earnings per share attributable to RCI shareholders	$0.89	$10.58	(92)	$0.36	$11.41	(97)
Diluted earnings per share attributable to RCI shareholders	$0.88	$10.54	(92)	$0.33	$11.38	(97)

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2026	2025	% Chg	2026	2025	% Chg

Adjusted EBITDA	2,535	2,515	1	7,341	7,131	3
Deduct (add):
Depreciation and amortization [1]	1,029	1,020	1	3,091	2,929	6
Finance costs [2]	585	537	9	1,714	1,651	4
Other income [3]	(22)	(22)	—	(41)	(29)	41
Income tax expense [4]	242	254	(5)	693	679	2

Adjusted net income	701	726	(3)	1,884	1,901	(1)
Adjusted net income attributable to RCI shareholders	704	740	(5)	1,894	1,903	—

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.30	$1.37	(5)	$3.51	$3.53	(1)
Diluted	$1.29	$1.37	(6)	$3.46	$3.52	(2)
1    Depreciation and amortization excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets for the three and nine months ended September 30, 2026 of $173 million and $526 million (2025 - $210 million and $651 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2    Finance costs exclude the $38 million and $83 million (2025 - $134 million and $41 million) change in fair value of subsidiary equity derivative instruments for the three and nine months ended September 30, 2026. Finance costs also exclude the $151 million gain on repayment of long-term debt for the three and nine months ended September 30, 2025.
3    Other income excludes a $1,034 million non-cash loss on revaluation of the MLSE put liability for the nine months ended September 30, 2026 (see "Update on sports and entertainment assets" for more information). Other income also excludes a $4,976 million gain on revaluation of our investment in MLSE as a result of the MLSE Transaction for the three and nine months ended September 30, 2025.
4    Income tax expense excludes recoveries of $42 million and $172 million (2025 - recoveries of $42 million and $194 million), respectively, for the three and nine months ended September 30, 2026 related to the income tax impact for adjusted items.

Rogers Communications Inc.	13	Third Quarter 2026

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,492	2,425	7,197	6,732
Change in net operating assets and liabilities	(194)	(133)	(513)	(244)
Income taxes paid	(48)	(234)	(414)	(548)
Interest paid, net	(592)	(543)	(1,600)	(1,533)

Cash provided by operating activities	1,658	1,515	4,670	4,407

Investing activities:
Capital expenditures	(524)	(964)	(2,027)	(2,773)
Additions to program rights and other intangible assets	(32)	(21)	(173)	(69)
Changes in non-cash working capital related to investing activities	116	(51)	(79)	(107)
Acquisitions and other strategic transactions, net of cash acquired	—	(4,499)	(85)	(4,499)
Other	9	(3)	—	5

Cash used in investing activities	(431)	(5,538)	(2,364)	(7,443)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(917)	1,972	(2,708)	636
Net issuance (repayment) of long-term debt	1,670	(2,928)	3,839	(2,504)
Net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives	23	(37)	49	40
Transaction costs incurred	(26)	(4)	(55)	(103)
Principal payments of lease liabilities	(161)	(147)	(458)	(414)
Dividends paid to RCI shareholders	(270)	(270)	(810)	(643)
Distributions paid by subsidiaries to non-controlling interests	(119)	(14)	(352)	(14)
Issuance of subsidiary shares to non-controlling interest	—	—	—	6,656
Other	(1)	—	(3)	(4)

Cash provided by (used in) financing activities	199	(1,428)	(498)	3,650

Change in cash and cash equivalents	1,426	(5,451)	1,808	614
Cash and cash equivalents, beginning of period	1,726	6,963	1,344	898

Cash and cash equivalents, end of period	3,152	1,512	3,152	1,512

Operating activities
This quarter, cash provided by operating activities increased primarily as a result of lower income taxes paid. Year to date, cash provided by operating activities increased primarily as a result of higher adjusted EBITDA and lower income taxes paid, partially offset by a higher net investment in net operating assets and liabilities.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $524 million and $2,027 million (2025 - $964 million and $2,773 million) on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Financing activities
During the quarter and year to date, we received net amounts of $750 million and $1,125 million (2025 - paid net amounts of $997 million and $1,931 million) on our short-term borrowings, long-term debt, and related derivatives, including

Rogers Communications Inc.	14	Third Quarter 2026

transaction costs. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our non-revolving credit facilities. Below is a summary of our short-term borrowings as at September 30, 2026 and December 31, 2025.

	As at September 30	As at December 31
(In millions of dollars)	2026	2025

Receivables securitization program	1,200	2,000
US commercial paper program (net of the discount on issuance)	122	—
Non-revolving credit facility borrowings (net of the discount on issuance)	—	2,000

Total short-term borrowings	1,322	4,000

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2026 and 2025.

		Three months ended September 30, 2026			Nine months ended September 30, 2026
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			—			650
Repayment of receivables securitization			(400)			(1,450)
Net repayment of receivables securitization			(400)			(800)

Proceeds received from US commercial paper	228	1.408	321	2,317	1.380	3,197
Repayment of US commercial paper	(595)	1.408	(838)	(2,242)	1.385	(3,105)
Net (repayment of) proceeds received from US commercial paper			(517)			92

Repayment of non-revolving credit facilities (Cdn$)			—			(2,000)
Total repayment of non-revolving credit facilities			—			(2,000)

Net repayment of short-term borrowings			(917)			(2,708)

		Three months ended September 30, 2025			Nine months ended September 30, 2025
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Repayment of receivables securitization			—			(400)
Net repayment of receivables securitization			—			(400)

Proceeds received from US commercial paper	218	1.376	300	517	1.410	729
Repayment of US commercial paper	(219)	1.365	(299)	(835)	1.413	(1,180)
Net proceeds received from (repayment of) US commercial paper			1			(451)

Proceeds received from non-revolving credit facilities (US$) [1]	4,352	1.375	5,982	5,397	1.386	7,479
Repayment of non-revolving credit facilities (US$) [1]	(2,906)	1.380	(4,011)	(4,303)	1.393	(5,992)
Net proceeds received from non-revolving credit facilities			1,971			1,487

Net proceeds received from short-term borrowings			1,972			636
1    Borrowings under our non-revolving facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	15	Third Quarter 2026

Concurrent with our US CP issuances and US dollar-denominated non-revolving credit facility borrowings (in 2025), we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In September 2026, to fund the MLSE minority interest acquisition (see "Update on sports and entertainment assets"), we entered into four non-revolving credit facilities with an aggregate limit of $4.35 billion that mature in September 2027. In October 2026, we borrowed US$3,077 million ($4,367 million) under these facilities upon closing the MLSE minority interest acquisition. Concurrent with the borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2026 and 2025.

		Three months ended September 30, 2026			Nine months ended September 30, 2026
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			190			240
Credit facility repayments (Cdn$)			—			(165)

Net borrowings under credit facilities			190			75

Senior note repayments (Cdn$)			(500)			(500)
Total senior notes repayments			(500)			(500)

Subordinated note issuances (Cdn$)			600			1,850
Subordinated note issuances (US$)	1,000	1.380	1,380	1,750	1.379	2,414
Total issuances of subordinated notes			1,980			4,264

Net issuance of long-term debt			1,670			3,839

Rogers Communications Inc.	16	Third Quarter 2026

		Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			134			196
Credit facility borrowings (US$)	1,325	1.367	1,811	1,325	1.367	1,811
Total credit facility borrowings			1,945			2,007

Credit facility repayments (US$)	(1,325)	1.361	(1,803)	(1,325)	1.361	(1,803)
Total credit facility repayments			(1,803)			(1,803)

Net borrowings under credit facilities			142			204

Term loan facility net borrowings (US$) [1]	—	—	—	1	n/m	6
Term loan facility net repayments (US$) [1]	—	—	—	(697)	1.380	(962)
Net repayments under term loan facility			—			(956)

Senior note repayments (Cdn$)			(1,147)			(2,397)
Senior note repayments (US$)	(1,412)	1.362	(1,923)	(2,412)	1.394	(3,362)
Total senior notes repayments			(3,070)			(5,759)

Net repayment of senior notes			(3,070)			(5,759)

Subordinated note issuances (Cdn$)			—			1,000
Subordinated note issuances (US$)	—	—	—	2,100	1.432	3,007
Total issuances of subordinated notes			—			4,007

Net repayment of long-term debt			(2,928)			(2,504)
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025

Long-term debt, beginning of period	40,046	40,852	37,058	41,896
Net issuance (repayment) of long-term debt	1,670	(2,928)	3,839	(2,504)
Discount on principal amount of senior notes repurchased in connection with tender offer	—	(504)	—	(504)
Decrease (increase) in government grant liability related to Canada Infrastructure Bank facility	1	(5)	2	(43)
Long-term debt acquired through the MLSE Transaction	—	298	—	298
Loss (gain) on foreign exchange	102	447	883	(951)
Deferred transaction costs (incurred) derecognized	(24)	131	(48)	31
Amortization of deferred transaction costs	37	31	98	99

Long-term debt, end of period	41,832	38,322	41,832	38,322

In June 2025, we repaid the $1 billion outstanding under the April 2026 tranche of our $6 billion term loan and terminated the facility.

In 2025, in connection with the network transaction, we paid an aggregate of approximately $30 million to the consenting holders of our outstanding senior notes for their consent to certain clarifying amendments to the indentures governing those securities concurrently with the closing of the network transaction plus approximately $18 million of other directly attributable transaction costs. These costs are being amortized into finance costs over the remaining terms of the underlying notes using the effective interest method.

In July 2025, to partially fund the MLSE Transaction, we borrowed US$1.3 billion ($1.8 billion) under our revolving credit facility (which was subsequently repaid using the proceeds from the network transaction) and US$1.5 billion ($2 billion) under two new $1 billion non-revolving credit facilities that matured in July 2026.

Rogers Communications Inc.	17	Third Quarter 2026

In July 2026, we amended the terms of our $4 billion revolving credit facility to, among other things, extend the maturity date of the $3 billion tranche to July 2031, from September 2030, and the $1 billion tranche to July 2029, from September 2028.

Issuance of subordinated notes and related debt derivatives
Below is a summary of the subordinated notes we issued during the three and nine months ended September 30, 2026 and 2025.

(In millions of dollars, except interest rates and discounts)					Issue price per $1,000 principal amount	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2026 issuances
March 27, 2026 (subordinated) [3]	US	750	2056	6.875%	1,000.00	1,034	13
March 27, 2026 (subordinated) [3]		1,250	2056	6.250%	1,000.00	1,250	13
September 23, 2026 (subordinated) [3]	US	500	2057	7.150%	1,000.00	690	8
September 23, 2026 (subordinated) [3]	US	500	2057	7.400%	1,000.00	690	8
September 23, 2026 (subordinated) [3]		600	2057	6.000%	1,000.00	600	6

2025 issuances
February 12, 2025 (subordinated) [3]	US	1,100	2055	7.000%	1,000.00	1,575	21
February 12, 2025 (subordinated) [3]	US	1,000	2055	7.125%	1,000.00	1,432	19
February 12, 2025 (subordinated) [3]		1,000	2055	5.625%	999.83	1,000	11
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The subordinated notes due 2056 can be redeemed at par on July 31, 2031, or on any subsequent interest payment date. The three issuances of subordinated notes due 2057 can be redeemed at par on October 31, 2031, October 31, 2036, and October 31, 2031, respectively, or on any subsequent interest payment date. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

2026
In March 2026, we issued two tranches of subordinated notes, consisting of:
•US$750 million due 2056 with an initial coupon of 6.875% for the first five years; and
•$1.25 billion due 2056 with an initial coupon of 6.250% for the first five years.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $2.3 billion from the issuance, and we used the proceeds to repay debt.

In September 2026, we issued three tranches of subordinated notes, consisting of:
•US$500 million due 2057 with an initial coupon of 7.150% for the first five years;
•US$500 million due 2057 with an initial coupon of 7.400% for the first ten years; and
•$600 million due 2057 with an initial coupon of 6.000% for the first five years.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $2.0 billion from the issuance, and we intend to use the proceeds to redeem our $2.0 billion subordinated notes due 2081 in December 2026 on their first at-par redemption date.

Each of the $600 million and US$500 million 7.15% subordinated notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The US$500 million 7.4% subordinated notes can be redeemed at par on their ten-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

2025
In February 2025, we issued three tranches of subordinated notes, consisting of:
•US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
•US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
•$1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with these US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances.

Rogers Communications Inc.	18	Third Quarter 2026

The US$1.1 billion and the Cdn$1 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The US$1 billion notes can be redeemed at par on their ten-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

Repayment of senior notes and related derivative settlements
2026
In September 2026, we repaid the entire outstanding principal of our $500 million 5.65% senior notes at maturity. There were no derivatives associated with these senior notes.

2025
In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives.

In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

During the three months ended September 30, 2025, we purchased $1,205 million principal amount of our Canadian dollar-denominated senior notes and US$1,738 million principal amount of our US dollar-denominated senior notes, paying the note holders $1,147 million and US$1,411 million, respectively, plus accrued interest, for the purchase of those senior notes. In connection with our purchase of the US dollar-denominated senior notes, we also partially settled the associated debt derivatives.

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2026 and 2025. On October 22, 2026, the Board declared a quarterly dividend of $0.50 per Class A Share and Class B Non-Voting Share, to be paid on January 5, 2027, to shareholders of record on December 8, 2026.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 28, 2026	March 10, 2026	April 2, 2026	0.50	270	—	270	—
April 21, 2026	June 9, 2026	July 6, 2026	0.50	270	—	270	—
July 21, 2026	September 8, 2026	October 2, 2026	0.50	270	—	270	—

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	—	270	—
July 22, 2025	September 8, 2025	October 3, 2025	0.50	270	—	270	—
October 22, 2025	December 8, 2025	January 2, 2026	0.50	270	—	270	—
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan.

Rogers Communications Inc.	19	Third Quarter 2026

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Adjusted EBITDA	2,535	2,515	1	7,341	7,131	3
Deduct (add):
Capital expenditures [1]	524	964	(46)	2,027	2,773	(27)
Interest on borrowings, net and capitalized interest	489	474	3	1,459	1,456	—
Cash income taxes [2]	48	234	(79)	414	548	(24)
Distributions paid by subsidiaries to non-controlling interests	119	14	n/m	352	14	n/m
Net cash proceeds on subsidiary equity derivatives [3]	(15)	—	n/m	(39)	—	n/m

Free cash flow	1,370	829	65	3,128	2,340	34
1    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.
3    Reflects the impact of the subsidiary equity derivatives, which we entered into to economically hedge the distributions to non-controlling interests. See "Financial Risk Management" for more information.

Free cash flow increased this quarter and year to date as a result of lower capital expenditures, higher adjusted EBITDA, and lower cash income taxes, partially offset by distributions to non-controlling interests.

Rogers Communications Inc.	20	Third Quarter 2026

Overview of Financial Position

	As at	As at
	September 30	December 31
(In millions of dollars)	2026	2025	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	3,152	1,344	1,808	135	See "Managing our Liquidity and Financial Resources".
Accounts receivable	5,815	6,105	(290)	(5)	Reflects business seasonality.
Inventories	544	550	(6)	(1)	n/m
Current portion of contract assets	158	151	7	5	n/m
Other current assets	1,286	1,239	47	4	Primarily reflects an increase in prepaid expenses related to our annual Wireless spectrum licence renewal fees and certain program rights.
Current portion of derivative instruments	500	99	401	n/m	Reflects the reclassification to current of our debt derivatives associated with our US$1.3 billion of senior notes due March 2027 and the change in market values of certain debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Total current assets	11,455	9,488	1,967	21

Property, plant and equipment	26,087	26,307	(220)	(1)	Reflects depreciation expense related to our asset base, partially offset by net capital expenditures incurred and new right-of-use assets.
Intangible assets	29,666	28,898	768	3	Primarily reflects program rights recognized as a result of the renewal of our national media rights agreement with the NHL that will be amortized over the contract term.
Investments	1,308	1,291	17	1	n/m
Derivative instruments	652	746	(94)	(13)	Reflects the reclassification to current of our debt derivatives associated with our US$1.3 billion of senior notes due March 2027 and the change in market values of certain debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Financing receivables	1,080	1,198	(118)	(10)	Reflects lower financing receivables as a result of business seasonality.
Other long-term assets	2,170	2,052	118	6	Primarily reflects an increase in player-related deferred compensation.
Goodwill	20,032	20,032	—	—	n/m

Total assets	92,450	90,012	2,438	3

Liabilities and equity
Current liabilities:
Short-term borrowings	1,322	4,000	(2,678)	(67)	See "Managing our Liquidity and Financial Resources".
Accounts payable and accrued liabilities	4,679	4,831	(152)	(3)	Reflects business seasonality.
Income tax payable	77	—	77	—	Reflects an increase in taxes owed.
Other current liabilities	4,838	3,831	1,007	26	Primarily reflects a $1,034 million increase in the fair value of the MLSE put liability.
Contract liabilities	1,031	1,114	(83)	(7)	Primarily reflects revenue recognized on customer service prepayments and subscriptions.
Current portion of long-term debt	4,362	1,186	3,176	n/m	Reflects the reclassification to current of our $300 million, $1.5 billion, and US$1.3 billion of senior notes due March 2027, and the repayment at maturity of $500 million of senior notes in September 2026.
Current portion of lease liabilities	827	690	137	20	Reflects liabilities for new leases entered into.
Total current liabilities	17,136	15,652	1,484	9

Provisions	54	55	(1)	(2)	n/m
Long-term debt	37,470	35,872	1,598	4	Primarily reflects the reclassification to current of our $300 million, $1.5 billion, and US$1.3 billion of senior notes due March 2027, partially offset by the issuance of US$750 million and $1.25 billion of subordinated notes in March 2026 and the issuance of US$1 billion and $600 million of subordinated notes in September 2026.
Lease liabilities	2,657	2,428	229	9	Reflects liabilities for new leases entered into.
Other long-term liabilities	2,939	2,225	714	32	Primarily reflects liabilities for program rights recognized associated with the renewal of our national media rights agreement with the NHL.
Deferred tax liabilities	9,476	9,494	(18)	—	n/m
Total liabilities	69,732	65,726	4,006	6

Equity	22,718	24,286	(1,568)	(6)	Primarily reflects changes in retained earnings and equity reserves.

Total liabilities and equity	92,450	90,012	2,438	3

Rogers Communications Inc.	21	Third Quarter 2026

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at September 30, 2026 and December 31, 2025.

As at September 30, 2026	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	3,152	—	—	—	3,152
Bank credit facilities [2]:
Revolving	4,260	190	10	123	3,937
Non-revolving	300	300	—	—	—
Outstanding letters of credit	75	—	75	—	—
Receivables securitization [2]	2,400	1,200	—	—	1,200

Total	10,187	1,690	85	123	8,289
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2025	Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)

Cash and cash equivalents	1,344	—	—	1,344
Bank credit facilities [1]:
Revolving	4,260	115	10	4,135
Non-revolving	2,300	2,300	—	—
Outstanding letters of credit	45	—	45	—
Receivables securitization [1]	2,400	2,000	—	400

Total	10,349	4,415	55	5,879
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

In September 2026, we issued three tranches of subordinated notes and received net proceeds of $2.0 billion from the issuance. We intend to use the proceeds to redeem our $2.0 billion subordinated notes due 2081 in December 2026 on their first at-par redemption date (see "Managing our Liquidity and Financial Resources").

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. This quarter and year to date, we borrowed nil under this facility.

The $4.35 billion of credit facilities we entered into in September 2026 (see "Managing our Liquidity and Financial Resources") are also not included in available liquidity as they were drawn in full on October 1, 2026 to fund the MLSE minority interest acquisition (see "Update on sports and entertainment assets").

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 5.02% as at September 30, 2026 (December 31, 2025 - 4.78%) and our weighted average term to maturity was 8.3 years (December 31, 2025 - 8.6 years). These figures reflect the expected repayment of our subordinated notes on their respective at-par redemption dates or first interest reset dates, as applicable.

Rogers Communications Inc.	22	Third Quarter 2026

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2026	2025

Current portion of long-term debt	4,362	1,186
Long-term debt	37,470	35,872
Deferred transaction costs and discounts	746	795
	42,578	37,853
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate	(2,183)	(1,394)
Subordinated notes adjustment [1]	(4,698)	(3,456)
Short-term borrowings	1,322	4,000
Deferred government grant liability [2]	77	79
Current portion of lease liabilities	827	690
Lease liabilities	2,657	2,428
Cash and cash equivalents	(3,152)	(1,344)

Adjusted net debt [3]	37,428	38,856
Divided by: trailing 12-month adjusted EBITDA [4]	10,030	9,820

Debt leverage ratio [4]	3.7	4.0
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes, excluding our $2.0 billion subordinated notes due 2081 which we intend to redeem in December 2026, is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.
3    Adjusted net debt is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure.
4 As at December 31, 2025, trailing 12-month adjusted EBITDA reflects the combined results of Rogers including MLSE for the period from the MLSE Transaction closing date (July 1, 2025) to December 31, 2025, and standalone Rogers results prior to July 2025.

For the purposes of calculating adjusted net debt and debt leverage ratio as at September 30, 2026, we adjusted 50% of the value of all our subordinated notes except for our $2.0 billion subordinated notes due 2081, which we intend to redeem in December 2026 using the net proceeds from our issuance of subordinated notes in September 2026 (see "Managing our Liquidity and Financial Resources"). This treatment is aligned with the approach commonly used to evaluate debt leverage by rating agencies.

We intend to manage our debt leverage ratio primarily through combined operational synergies (cost savings and revenue enhancements to be achieved in the context of business acquisitions), organic growth in adjusted EBITDA, proceeds from asset sales and monetizations (including a sale of a minority interest in Rogers Sports), equity financing, and debt repayment, as applicable. Our free cash flow generation is expected to further strengthen our balance sheet over time through accelerated repayment of debt.

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at September 30, 2026.

Issuance	S&P Global Ratings Services	Moody's	DBRS Morningstar
Senior unsecured debt	BBB-	Baa3	BBB (low)
Subordinated debt	BB	Ba1/Ba2	BB [1]
US commercial paper	A-3	P-3	N/A [1]
Outlook	Negative	Stable	Positive
1    We have not sought a rating from DBRS Morningstar for our subordinated debt issued before March 31, 2022 or for our short-term obligations.

Rogers Communications Inc.	23	Third Quarter 2026

Outstanding common shares

	As at September 30	As at December 31
	2026	2025

Common shares outstanding [1]
Class A Voting Shares	111,148,720	111,152,011
Class B Non-Voting Shares	429,076,558	429,073,267

Total common shares	540,225,278	540,225,278

Options to purchase Class B Non-Voting Shares
Outstanding options	11,402,142	11,766,094
Outstanding options exercisable	8,086,481	7,322,180
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	24	Third Quarter 2026

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2025 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 96.0% of our outstanding debt, including short-term borrowings, as at September 30, 2026 (December 31, 2025 - 89.1%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings, with the exception of the interest rate swaps acquired in the MLSE Transaction, have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2026 and 2025.

		Three months ended September 30, 2026			Nine months ended September 30, 2026
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program
Debt derivatives entered	228	1.408	321	2,317	1.380	3,197
Debt derivatives settled	592	1.405	832	2,231	1.385	3,089
Net cash received on settlement			10			13

		Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	5,677	1.373	7,793	9,825	1.394	13,695
Debt derivatives settled	4,231	1.374	5,814	9,427	1.396	13,156
Net cash received (paid) on settlement			13			(55)

US commercial paper program
Debt derivatives entered	218	1.376	300	517	1.410	729
Debt derivatives settled	218	1.367	298	831	1.414	1,175
Net cash paid on settlement			(3)			(1)

As at September 30, 2026, we had US$86 million notional amount of debt derivatives outstanding relating to our US CP program (December 31, 2025 - nil), at an average rate of $1.400/US$ (December 31, 2025 - nil/US$).

Rogers Communications Inc.	25	Third Quarter 2026

Subordinated notes
Below is a summary of the debt derivatives we entered into related to subordinated notes during the three and nine months ended September 30, 2026 and 2025.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2026 issuances
March 27, 2026	750	2056	6.875%	6.193%	1,034
September 23, 2026	500	2057	7.150%	6.127%	690
September 23, 2026	500	2057	7.400%	6.598%	690

2025 issuances
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at September 30, 2026, we had US$17,661 million (December 31, 2025 - US$15,911 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.296/US$ (December 31, 2025 - $1.287/US$).

In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

In July 2025, in connection with the offers to repurchase certain of our US dollar-denominated senior notes, we partially settled the associated debt derivatives on the accepted senior notes.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and nine months ended September 30, 2026 and 2025.

	Three months ended September 30, 2026			Nine months ended September 30, 2026
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	56	1.393	78	147	1.395	205
Debt derivatives settled	65	1.369	89	197	1.360	268
Net cash paid on settlement			(2)			(3)

	Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	66	1.379	91	180	1.389	250
Debt derivatives settled	62	1.355	84	182	1.352	246
Net cash received on settlement			—			5

As at September 30, 2026, we had US$360 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2025 - US$410 million) with terms to maturity ranging from October 2026 to September 2029 (December 31, 2025 - January 2026 to December 2028) at an average rate of $1.377/US$ (December 31, 2025 - $1.365/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Expenditure derivatives
We use foreign currency forward contracts and option contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures. In 2025, as a result of the MLSE Transaction, we acquired expenditure derivatives and other foreign exchange options that had previously been entered into by MLSE. The other foreign exchange options are effective economic hedges against future US dollar-denominated expenditures; however, they cannot be designated as hedges for accounting purposes. Changes in their fair values are recognized in "change in fair value of derivative instruments" in "finance costs".

Rogers Communications Inc.	26	Third Quarter 2026

The following table provides further details on our outstanding foreign currency forward contracts and options as at September 30, 2026 and December 31, 2025.

	As at September 30		As at December 31
(in millions of dollars)	2026		2025
Type of hedge	Amount to receive (US$)	Amount to pay (Cdn$)	Amount to receive (US$)	Amount to pay (Cdn$)	Maturity	Hedged item
Cash flow	330	451	1,429	1,955	2026	Anticipated purchases
Cash flow	1,369	1,857	609	826	2027	Anticipated purchases
Cash flow	160	216	40	54	2028	Anticipated purchases
Cash flow	25	34	—	—	2029	Anticipated purchases
Cash flow	292	380	305	397	2027-2039	Future Toronto Blue Jays player compensation
Economic	—	—	216	285	2026	Anticipated purchases
Economic	100	137	420	565	2027	Anticipated purchases
Economic	85	117	205	275	2028	Anticipated purchases
Economic	45	61	45	61	2029	Anticipated purchases

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2026, we had equity derivatives outstanding for 6.5 million (December 31, 2025 - 5.5 million) Class B Non-Voting Shares with a weighted average price of $48.20 (December 31, 2025 - $46.81).

In March 2026, we entered into 1 million equity derivatives with a weighted average price of $55.23.

In April 2026, we reset the pricing on 0.2 million existing equity derivatives, resulting in net proceeds of $0.6 million. We also executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2027 (from April 2026). The weighted average cost was adjusted to $48.20 per share.

See "Mark-to-market value" for more information about our equity derivatives.

Subsidiary equity derivatives
We have entered into cross-currency interest rate exchange agreements to manage the foreign exchange risk of our subsidiary equity investment (subsidiary equity derivatives). The subsidiary equity derivatives economically hedge our US dollar-denominated exposures arising from the subsidiary equity investment but cannot be designated as hedges for accounting purposes. These subsidiary equity derivatives convert an 8% US dollar-denominated cash flow into a Cdn$ rate of 7.16% until maturity on a quarterly basis.

See "Mark-to-market value" for more information about our subsidiary equity derivatives.

Cash settlements on debt derivatives and subsidiary equity derivatives
Below is a summary of the net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives during the three and nine months ended September 30, 2026 and 2025.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025

Credit facilities	—	13	—	(55)
US commercial paper program	10	(3)	13	(1)
Senior and subordinated notes	—	(48)	—	47
Lease liabilities	(2)	—	(3)	5
Subsidiary equity derivatives	15	1	39	44

Net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives	23	(37)	49	40

Rogers Communications Inc.	27	Third Quarter 2026

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at September 30, 2026
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	10,442	1.2634	13,192	1,034
As liabilities	7,579	1.3442	10,188	(640)
MLSE interest rate swap	—	—	300	(1)
Debt derivatives not accounted for as hedges:
As assets	86	1.3953	120	2
Net mark-to-market debt derivative asset				395
Expenditure derivatives accounted for as cash flow hedges:
As assets	2,176	1.3497	2,937	90
Expenditure derivatives not accounted for as hedges:
As liabilities	230	1.3696	315	(3)
Net mark-to-market expenditure derivative asset				87
Equity derivatives not accounted for as hedges:
As assets	—	—	81	17
As liabilities	—	—	232	(46)
Net mark-to-market equity derivative liability				(29)
Subsidiary equity derivatives not accounted for as hedges:
As assets	1,500	1.3833	2,075	9
As liabilities	3,350	1.3848	4,639	(4)
Net mark-to-market subsidiary equity derivative asset				5
Virtual power purchase agreement not accounted for as a hedge:
As liabilities	—	—	—	(5)
Net mark-to-market virtual power purchase agreement liability				(5)

Net mark-to-market asset				453

Rogers Communications Inc.	28	Third Quarter 2026

	As at December 31, 2025
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	8,559	1.2373	10,590	787
As liabilities	7,763	1.3449	10,440	(645)
MLSE interest rate swap			300	(7)
Net mark-to-market debt derivative asset				135
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,122	1.3275	1,489	20
As liabilities	1,261	1.3816	1,742	(28)
Expenditure derivatives not accounted for as hedges:
As liabilities	886	1.3386	1,186	(17)
Net mark-to-market expenditure derivative liability				(25)
Equity derivatives not accounted for as hedges:
As assets	—	—	173	37
As liabilities	—	—	84	(9)
Net mark-to-market equity derivative asset				28
Subsidiary equity derivatives not accounted for as hedges:
As assets	750	1.3827	1,037	1
As liabilities	4,100	1.3846	5,677	(36)
Net mark-to-market subsidiary equity derivative liability				(35)
Virtual power purchase agreement not accounted for as a hedge:
As liabilities	—	—	—	(6)
Net mark-to-market virtual power purchase agreement liability				(6)

Net mark-to-market asset				97

Commitments and Contractual Obligations

See our 2025 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements as at December 31, 2025. These are also discussed in notes 3, 19, and 32 of our 2025 Annual Audited Consolidated Financial Statements.

Except as otherwise disclosed in this MD&A, as at September 30, 2026, there have been no material changes to our material contractual obligations, as identified in our 2025 Annual MD&A, since December 31, 2025.

Regulatory Developments

See "Regulation in our Industry" in our 2025 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 6, 2026. The following are the relevant developments since that date.

Millimetre Wave (mmWave) Spectrum Licence Auction
On September 24, 2026, Innovation, Science and Economic Development Canada announced that the mmWave spectrum licence auction originally scheduled to start on October 19, 2027 has been rescheduled to start on January 25, 2028.

Sovereign Internet
On September 15, 2026, the Government of Canada announced its intention to support the development of a new Internet network to provide sovereign connectivity across Canada, including northern and Arctic regions, and to establish more direct international links to Europe and Asia. The initiative forms part of the government's broader strategy to strengthen Canada's digital sovereignty, enhance network resilience, reduce reliance on foreign infrastructure, and support growing demand for connectivity and data-intensive applications such as artificial intelligence. Governance, ownership, and funding models have yet to be determined.

Self-service Mechanisms
On April 24, 2026, the CRTC issued Telecom Regulatory Policy CRTC 2026-78, Enhancing self-service mechanisms, requiring service providers to, among other things, ensure customers can modify and cancel their plans through a self-service mechanism. The definition of "self-service" includes any mechanism that is easy to use and enables a customer to

Rogers Communications Inc.	29	Third Quarter 2026

perform actions in relation to their service plan, including modification and cancellation, without interacting with a live customer service representative. The new requirements will come into effect on April 26, 2027.

Prohibition of Fees
On March 12, 2026, the CRTC issued Telecom Regulatory Policy CRTC 2026‑43, Prohibition of fees that are a barrier to switching cellphone and Internet plans, regarding fees incurred as a result of activating or modifying telecommunications service plans. The policy amends both the Internet Code and the Wireless Code to add a new definition of "activation or modification fee", which amendments became effective on June 12, 2026. On June 30, 2026, the CRTC issued Notice of Consultation CRTC 2026-155, Show cause and call for comments - Compliance with the prohibition of fees that are a barrier to switching cellphone and Internet plans, requiring each of Rogers, Bell, and Telus to show cause why certain fees charged by those carriers that the CRTC believes may be in contravention of Telecom Regulatory Policy 2026-43 are not in violation of sections 24 and 27.04 of the Telecommunications Act and Telecom Regulatory Policy 2026-43. Submissions addressing the issues were due to the CRTC by August 31, 2026, with replies due by September 10, 2026.

CRTC Codes of Conduct
On April 13, 2026, in Telecom Regulatory Policy CRTC 2026-67, Enhancing customer notifications, the CRTC amended the Wireless Code and the Internet Code to set out what information must be included in notices sent to customers before the end of their contract and to require notifications to customers before the end of a time-limited discount or promotion and when their data usage reaches $50 when roaming internationally. The new requirements will come into effect on April 13, 2027.

Further, on September 10, 2026, the CRTC issued Telecom Regulatory Policy CRTC 2026-238, Making it easier for consumers to shop for Internet services, requiring Internet service providers covered by the Internet Code to post additional information about Internet services by advertising and contractually disclosing (i) typical download and upload speeds, including ensuring customers receive at least 95% of those committed speeds during "peak hours" (defined as weekdays between 7:00pm and 11:00pm) and 100% of those speeds outside peak hours and (ii) a latency range for each service plan using defined categories (less than 50 ms, 51-150 ms, or greater than 151 ms). The CRTC has required this information be provided in contracts, critical information summaries, and marketing materials. The new requirements will come into effect on March 10, 2027.

Online Streaming Act
On May 21, 2026, the CRTC issued Broadcasting Regulatory Policies CRTC 2026-95 and 2026-96, which introduced (i) a new financial contribution requirement of 1.55% of annual Canadian broadcasting revenues to support a new Services of Exceptional Importance Fund (SEIF) applicable to all broadcasting ownership groups with annual revenues of at least $100 million and (ii) a new Canadian Programming Expenditures (CPE) framework. On June 3, 2026, the Government of Canada directed the CRTC to review its decision to regulate online streamers and Canadian broadcasters and stated it would be issuing new policy directions to the CRTC requiring it to adjust its implementation of the Online Streaming Act.

Updates to Risks and Uncertainties

See "Risk Management" and "Regulation in our Industry" in our 2025 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 6, 2026, which should be reviewed in conjunction with this MD&A. The following updates and supplements those risks and uncertainties.

Monetization of sports, media, and entertainment assets
We intend to sell a minority interest in Rogers Sports (see "Update on sports and entertainment assets") and use the proceeds therefrom to repay debt. While we believe there is a significant market for these assets, there is no guarantee we will be successful in selling a minority interest, whether at the expected investment amount, within the anticipated timing, or at all. Such a sale would also require approval from the various leagues governing our professional sports teams, which is not guaranteed. We may not proceed with, or complete, any sale of a minority interest in Rogers Sports, whether at the expected investment amount, within the anticipated timing, or at all, due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations. Any sale of a minority interest in Rogers Sports, if completed, may be at a valuation that is less than expected or may not raise the anticipated proceeds and may not unlock significant value from our sports assets. Additionally, we may use the proceeds from the sale of a minority interest in Rogers Sports, if completed, for other purposes, whether due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations.

Sports franchises
After obtaining a 100% ownership interest in MLSE (see "Update on sports and entertainment assets"), our exposure to risks associated with owning and operating sports franchises and venues has increased.

Government broadband subsidy programs
We have agreements related to the Government of Canada's Universal Broadband Fund (UBF) and the Government of Ontario's Accelerated High-Speed Internet Program (AHSIP) under which we have committed to building networks

Rogers Communications Inc.	30	Third Quarter 2026

capable of delivering Internet services to unserved or underserved regions. We have assigned the construction of certain of these lots to various third parties who have agreed, among other things, to complete construction in accordance with the standards and timelines contained within our agreements with the governments. Notwithstanding these third-party arrangements, we remain responsible for the obligations to the respective governments. Our results and financial condition could be adversely affected if these third parties do not fulfill the obligations assigned to them as we would need to take steps to ensure construction is completed as required, which steps could include us incurring additional capital expenditures (and additional indebtedness to fund those capital expenditures) or deferring or cancelling other projects.

Material Accounting Policies and Estimates

See our 2025 Annual MD&A and our 2025 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2026
We adopted the following IFRS amendments in 2026. They did not have a material effect on our consolidated financial statements.
•Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, clarifying both the classification of financial assets linked to environmental, social, and governance as well as the timing in which a financial asset or financial liability is derecognized when using electronic payment systems.

Recent accounting pronouncements not yet adopted
The IASB has not issued any new or amended accounting pronouncements in 2026.

The IASB has issued the following new standard that will become effective in future years:
•IFRS 18, Presentation and Disclosure in Financial Statements (replacing IAS 1, Presentation of Financial Statements), with an aim to improve the structure and content of the primary financial statements and comparability between issuers (January 1, 2027). The focus of IFRS 18 is on presentation in the statement of income by requiring income and expenses to be classified into operating, investing, and financing categories. The main business activities of a company drive classification of income and expense into appropriate categories and further disaggregation of operating expense line items will be required in the statement of income. It also introduces defined subtotals of "operating profit" and "profit before financing and income taxes" in the statement of income to improve comparability between companies. Impacts on the statement of cash flows include eliminating classification options for interest and dividend receipts (must be classified as investing) and payments (must be classified as financing). In addition, IFRS 18 provides guidance on the disclosure of "management-defined performance measures" in relation to the statement of income, including reconciliation requirements.

We are continuing to assess the impacts IFRS 18 will have on our consolidated financial statements. We expect our consolidated statements of income will be presented differently under IFRS 18 and there will be recategorizations of certain line items in the statements of income and statements of cash flows.

Transactions with related parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three and nine months ended September 30, 2026 and 2025.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties were less than $1 million for the three and nine months ended September 30, 2026 and 2025.

We have also entered into certain transactions with the Shaw Family Group. Total transactions with the Shaw Family Group during the three and nine months ended September 30, 2026 and 2025 were less than $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million and $9 million of which was paid during the three and nine months ended September 30, 2026, respectively. The remaining liability of $77 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Rogers Communications Inc.	31	Third Quarter 2026

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2025 Annual MD&A.

Financial Guidance

On April 22, 2026, concurrently with the release of our first quarter 2026 results, we updated our consolidated guidance ranges for select full-year 2026 financial metrics that were originally provided on January 29, 2026 as a direct reflection of the ongoing impacts from heightened competitive intensity and recent regulatory decisions. This press release is available under Rogers' profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2025 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	32	Third Quarter 2026

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; change in fair value of subsidiary equity derivative instruments; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.	Net income (loss)
Adjusted net income attributable to RCI shareholders	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net (loss) income attributable to RCI shareholders add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; change in fair value of subsidiary equity derivative instruments; depreciation and amortization on fair value increment of Shaw Transaction-related assets; revaluation of subsidiary US dollar-denominated balances; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.	Net income (loss) attributable to RCI shareholders

Non-GAAP ratios
Specified financial measure	How it is useful		How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Adjusted net income attributable to RCI shareholders
divided by
basic weighted average shares outstanding.

Adjusted net income attributable to RCI shareholders including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Rogers Communications Inc.	33	Third Quarter 2026

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025

Net income	495	5,768	312	6,196
Add (deduct):
Income tax expense	200	212	521	485
Finance costs	623	252	1,631	1,459
Depreciation and amortization	1,202	1,230	3,617	3,580
EBITDA	2,520	7,462	6,081	11,720
Add (deduct):
Other (income) expense	(22)	(4,998)	993	(5,005)
Restructuring, acquisition and other	104	51	364	416
Gain on disposition of assets	(67)	—	(97)	—

Adjusted EBITDA	2,535	2,515	7,341	7,131

Rogers Communications Inc.	34	Third Quarter 2026

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025

Net income	495	5,768	312	6,196
Add (deduct):
Restructuring, acquisition and other	104	51	364	416
Change in fair value of subsidiary equity derivative instruments	38	(134)	(83)	(41)
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	173	210	526	651
Gain on repayment of long-term debt	—	(151)	—	(151)
Gain on revaluation of MLSE investment	—	(4,976)	—	(4,976)
Loss on revaluation of MLSE put liability	—	—	1,034	—
Gain on disposition of assets	(67)	—	(97)	—
Income tax impact of above items	(42)	(42)	(172)	(194)

Adjusted net income	701	726	1,884	1,901

Reconciliation of adjusted net income attributable to RCI shareholders

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025

Net income attributable to RCI shareholders	482	5,714	194	6,151
Add (deduct):
Restructuring, acquisition and other	104	51	364	416
Change in fair value of subsidiary equity derivative instruments	38	(134)	(83)	(41)
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	173	210	526	651
Gain on repayment of long-term debt	—	(151)	—	(151)
Gain on revaluation of MLSE investment	—	(4,976)	—	(4,976)
Loss on revaluation of MLSE put liability	—	—	1,034	—
Gain on disposition of assets	(67)	—	(97)	—
Revaluation of subsidiary US dollar-denominated balances [1]	19	68	150	47
Income tax impact of above items	(45)	(42)	(194)	(194)

Adjusted net income attributable to RCI shareholders	704	740	1,894	1,903
1    Reflects RCI's share of the impacts of foreign exchange revaluation on US dollar-denominated intercompany balances in BNSI, our non-wholly owned subsidiary formed in connection with the network transaction. These impacts are eliminated on consolidation.

Rogers Communications Inc.	35	Third Quarter 2026

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025

Cash provided by operating activities	1,658	1,515	4,670	4,407
Add (deduct):
Capital expenditures	(524)	(964)	(2,027)	(2,773)
Interest on borrowings, net and capitalized interest	(489)	(474)	(1,459)	(1,456)
Interest paid	592	543	1,600	1,533
Restructuring, acquisition and other	104	51	364	416
Program rights amortization	(14)	(15)	(100)	(65)
Change in net operating assets and liabilities	194	133	513	244
Distributions paid by subsidiaries to non-controlling interests	(119)	(14)	(352)	(14)
Net cash proceeds on subsidiary equity derivatives	15	—	39	—
Post-employment benefit contributions, net of expense	(18)	(19)	(52)	(55)
Cash flows relating to other operating activities	(29)	75	(66)	110
Other investment income	—	(2)	(2)	(7)

Free cash flow	1,370	829	3,128	2,340

Rogers Communications Inc.	36	Third Quarter 2026

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2026			2025				2024
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue
Wireless	2,688	2,540	2,591	2,970	2,661	2,540	2,544	2,981
Cable	1,987	1,984	1,948	1,984	1,981	1,968	1,935	1,983
Media	821	1,155	988	1,236	753	757	542	547
Corporate items and intercompany eliminations	(53)	(64)	(45)	(18)	(47)	(49)	(45)	(30)
Total revenue	5,443	5,615	5,482	6,172	5,348	5,216	4,976	5,481
Total service revenue	4,780	5,055	4,912	5,250	4,739	4,668	4,447	4,543

Adjusted EBITDA
Wireless	1,383	1,313	1,323	1,374	1,374	1,305	1,311	1,367
Cable	1,164	1,158	1,122	1,177	1,153	1,147	1,108	1,169
Media	84	69	—	221	75	8	(63)	55
Corporate items and intercompany eliminations	(96)	(98)	(81)	(83)	(87)	(98)	(102)	(58)
Adjusted EBITDA	2,535	2,442	2,364	2,689	2,515	2,362	2,254	2,533
Deduct (add):
Depreciation and amortization	1,202	1,194	1,221	1,222	1,230	1,184	1,166	1,174
Restructuring, acquisition and other	104	211	49	23	51	238	127	83
Finance costs	623	565	443	584	252	628	579	571
Other (income) expense	(22)	1,019	(4)	(16)	(4,998)	(9)	2	(11)
Gain on disposition of assets	(67)	(30)	—	(69)	—	—	—	—
Net income (loss) before income tax	695	(517)	655	945	5,980	321	380	716
Income tax expense	200	148	173	235	212	173	100	158
Net income (loss)	495	(665)	482	710	5,768	148	280	558
Net income (loss) attributable to RCI shareholders	482	(726)	438	743	5,714	157	280	558

Earnings (loss) per share attributable to RCI shareholders:
Basic	$0.89	($1.34)	$0.81	$1.38	$10.58	$0.29	$0.52	$1.04
Diluted	$0.88	($1.37)	$0.80	$1.37	$10.54	$0.29	$0.50	$1.02

Net income (loss)	495	(665)	482	710	5,768	148	280	558
Add (deduct):
Restructuring, acquisition and other	104	211	49	23	51	238	127	83
Change in fair value of subsidiary equity derivative instruments	38	(16)	(105)	32	(134)	93	—	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	173	172	181	178	210	212	229	228
Gain on repayment of long-term debt	—	—	—	—	(151)	—	—	—
Gain on revaluation of MLSE investment	—	—	—	—	(4,976)	—	—	—
Loss on revaluation of MLSE put liability	—	1,034	—	—	—	—	—	—
Gain on disposition of assets	(67)	(30)	—	(69)	—	—	—	—
Income tax impact of above items	(42)	(73)	(57)	(55)	(42)	(59)	(93)	(75)
Adjusted net income	701	633	550	819	726	632	543	794
Adjusted net income attributable to RCI shareholders	704	640	550	818	740	620	543	794

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.30	$1.19	$1.02	$1.51	$1.37	$1.15	$1.01	$1.48
Diluted	$1.29	$1.15	$1.01	$1.51	$1.37	$1.14	$0.99	$1.46

Capital expenditures	524	695	808	934	964	831	978	1,007
Cash provided by operating activities	1,658	1,517	1,495	1,652	1,515	1,596	1,296	1,135
Free cash flow	1,370	982	776	1,016	829	925	586	878

Rogers Communications Inc.	37	Third Quarter 2026

Summary of financial information of long-term debt guarantor
Our outstanding senior notes and debentures, amounts drawn on our bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Selected Statements of Income data measure:
Revenue	395	454	4,505	4,460	1,417	1,429	(874)	(995)	5,443	5,348
Net income (loss)	496	5,767	270	9,500	189	4,744	(460)	(14,243)	495	5,768
Net income (loss) attributable to RCI shareholders	496	5,767	270	9,500	176	4,690	(460)	(14,243)	482	5,714

Nine months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Selected Statements of Income data measure:
Revenue	1,178	454	13,217	13,092	4,774	3,207	(2,629)	(1,213)	16,540	15,540
Net income (loss)	312	6,196	1,001	10,049	507	4,753	(1,508)	(14,802)	312	6,196
Net income (loss) attributable to RCI shareholders	312	6,196	1,001	10,049	389	4,708	(1,508)	(14,802)	194	6,151

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Sep. 30 2026	Dec. 31 2025	Sep. 30 2026	Dec. 31 2025	Sep. 30 2026	Dec. 31 2025	Sep. 30 2026	Dec. 31 2025	Sep. 30 2026	Dec. 31 2025
Selected Statements of Financial Position data measure:
Current assets	54,336	52,780	59,681	59,158	12,940	12,524	(115,502)	(114,974)	11,455	9,488
Non-current assets	77,656	76,883	49,847	50,107	32,229	30,885	(78,737)	(77,351)	80,995	80,524
Current liabilities	58,781	57,303	56,037	56,800	10,385	9,780	(108,067)	(108,231)	17,136	15,652
Non-current liabilities	49,519	47,551	8,831	8,724	8,566	7,368	(14,321)	(13,569)	52,595	50,074
1    For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2    Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	38	Third Quarter 2026

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information in this MD&A includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow (including its application to strengthen our balance sheet through accelerated debt repayment);
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio and how we intend to manage that ratio;
•the sale of a minority interest in Rogers Sports to third-party investors, including the timing, size, amount, and use of proceeds therefrom and the value it may unlock from our sports assets; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections in this MD&A are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information in this MD&A as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity and the costs of goods and services, including the potential application or modification of tariffs, trade wars, recessions, or reduced immigration levels;
•unanticipated changes in content or equipment costs;
•changing conditions in the sports, media, entertainment, information, and communications industries;
•performance of our sports teams, including uncertainty as to their participation or success in their respective postseasons;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;

Rogers Communications Inc.	39	Third Quarter 2026

•the anticipated benefits of the MLSE Transaction and the MLSE minority interest acquisition may not be realized;
•we may be unable to proceed with, or complete, the sale of a minority interest in Rogers Sports, within the anticipated timing or at all, due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations;
•if completed, the sale of a minority interest in Rogers Sports may not be at the expected valuation or may not raise the anticipated proceeds and may not unlock significant value from our sports assets;
•if completed, we may use the proceeds from the sale of a minority interest in Rogers Sports for other purposes, whether due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations;
•new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies;
•changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit on our subordinated notes or for the network transaction; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2025 Annual MD&A and "Updates to Risks and Uncertainties" in this MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2025 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

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Rogers Communications Inc.	40	Third Quarter 2026